UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V102

(CUSIP Number)

Farid Kazani

Managing Director & Group CFO

Majesco Limited

MNDC, MBP-P-136, Mahape, Navi Mumbai 400 710

Maharashtra, India

Telephone: +91-22-61501800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1. Names of Reporting Persons.
Majesco Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
32,111,234

8. Shared Voting Power
0

9. Sole Dispositive Power
32,111,234

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,111,234
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
74.6%
14. Type of Reporting Person
CO, HC

This Amendment No. 4 further amends the Schedule 13D first filed with the Securities and Exchange Commission on June 23, 2015, as amended (as so amended, the “Schedule 13D”), and is filed by Majesco Limited with respect to the common stock, par value $0.002 per share, of Majesco, a California corporation, owned by Majesco Limited.

Except as amended herein, the Schedule 13D (as amended to date) is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(b) is hereby amended and restated in its entirety as follows:

(b) The address of the principal executive offices and the telephone number of record for Majesco Limited and each person listed in Schedule A is MNDC, MBP-P-136, Mahape, Navi Mumbai 400 710 Maharashtra, India; +91 22 61501800.

Item 2(f) is hereby amended and restated in its entirety as follows:

(f) Majesco Limited is a public limited company domiciled in, and organized under the laws of, India. Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each Reporting Person’s directors and executive officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following paragraph:

The Shares (as defined herein) were purchased by Majesco Limited for an aggregate purchase price of $15,940,000 which purchase price was funded using Majesco Limited’s surplus cash.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraph:

On December 12, 2019, Majesco Limited entered into a Stock Purchase Agreement (the “SPA”) with Mastek (UK) Limited (“Mastek”) pursuant to which Majesco Limited purchased 2,000,000 shares (the “Shares”) of common stock of Majesco from Mastek for an aggregate purchase price of $15,940,000, or $7.97 per share, which was the closing price of Majesco’s common stock on the Nasdaq Global Stock Market on December 11, 2019. As a result of the acquisition of the Shares, Majesco Limited owns 32,111,234 shares of Majesco’s common stock, or 74.6% of the outstanding common stock of Majesco.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

(a) Majesco Limited owns 32,111,234 shares of common stock of Majesco, or 74.6% of the outstanding shares of common stock of Majesco.

Item 5(b) is hereby amended and restated as follows:

(b) Majesco Limited may be deemed to hold sole voting and dispositive power over 32,111,234 shares of common stock of Majesco and shares voting and dispositive power over no shares of common stock of Majesco.

Item 5(c) is hereby amended and restated as follows:

(c) Pursuant to the SPA executed on December 12, 2019, on December 13, 2019, Majesco Limited purchased 2,000,000 shares of common stock of Majesco from Mastek at a purchase price of $7.97 per share, which was the closing price of Majesco’s common stock on the Nasdaq Global Stock Market on December 11, 2019.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4, which description is incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Majesco Limited and any person with respect to any securities of Majesco, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name
1	Stock Purchase Agreement, dated as of December 12, 2019, by and between Majesco Limited, and Mastek (UK) Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2019	Majesco Limited

	By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director & Group CFO

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Stock Purchase Agreement, dated as of December 12, 2019, by and between Majesco Limited, and Mastek (UK) Limited

SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Majesco Limited.

Officers and Directors of Majesco Limited

Name	Present Principal Occupation or Employment	Citizenship
Venkatesh Chakravarty	Chairman of the Board of Directors	India
Kunal Karan	Chief Financial Officer	India
Farid Kazani	Managing Director & Group CFO	India
Jyotin Mehta	Director	India
Ketan Mehta	Director	United States
Radhakrishnan Sundar	Executive Director	India
Madhu Dubhashi	Director	India
Varika Rastogi	Company Secretary	India